ADVISORS SERIES TRUST
on behalf of the funds managed by
Pacific Income Advisers, Inc.

AMENDED AND RESTATED MULTIPLE CLASS PLAN

Pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), this Amended and Restated Multiple Class Plan (the “Plan”) is adopted by the series listed on Appendix A attached hereto, which may be amended from time to time, each a series of Advisors Series Trust (the “Trust”), a Delaware statutory trust, with respect to the classes of shares (individually a “Class” and together the “Classes”) of the series of the Trust set forth in the exhibits hereto.

1.	Purpose

         This Plan sets forth the method for allocating fees and expenses among each class of shares of the Fund(s) in reliance on Rule 18f-3 and allows the Trust to make payments as contemplated herein.

2.	Separate Arrangements/Class Differences

a)   Designation of Classes:  The Fund(s) set forth in Exhibit A offer two or more Classes of shares.

b)   Sales Load and Expenses:

PIA High Yield Fund

Class A shares are subject to a front-end sales load, a Rule 12b-1 fee of up to 0.25% and a shareholder servicing plan fee of up to 0.15%.  Institutional Class shares are not subject to a Rule 12b-1 fee, a shareholder servicing plan fee or a front-end sales load.  Neither class is subject to a contingent deferred sales charge or a redemption fee.

PIA Short Duration Bond Fund

Class A shares are subject to a sales load and a Rule 12b-1 fee of up to 0.25%.  Class I shares are not subject to a sales load or Rule 12b-1 fee.  Neither Class is subject to a contingent deferred sales charge, a shareholder servicing plan fee or a redemption fee.

a)
Distribution of Shares:  Class A shares are sold primarily to retail investors and are offered through approved financial supermarkets, investment advisors and consultants, financial planners, brokers, dealers and other investment professionals and their agents.  Institutional Class and Class I shares are offered primarily for direct investments by investors such as pension and profit-sharing plans, employee benefit trusts, endowments, foundations, corporations and high net worth individuals.  All Fund shares are also offered directly through the Funds’ distributor.

b)	Minimum Investment Amounts:

PIA High Yield Fund

The minimum initial investment in Class A shares is $1,000 for regular accounts and $100 for retirement accounts.  Once an account is established, subsequent investments for regular accounts and retirement accounts in the amount of $50 may be made in Class A.  401(k), Pension or other types of ERISA accounts may be established in any amount; subsequent investments may be in any amount.  If a shareholder is starting an Automatic Investment Plan (“AIP”) in Class A shares, after the minimum initial investment for the account is made, subsequent AIP investments must be in the amount of $50 for regular accounts and retirement accounts.  The minimum initial investment amount for Institutional Class shares is $1,000,000 for all accounts.  Once an account is established, subsequent investments for all accounts may be made in Institutional Class shares in the amount of $100.

PIA Short Duration Bond Fund

The minimum initial investment in Class A shares is $1,000 for all accounts, except that automatic investment plan accounts have a minimum investment amount of $500.  Once an account is established, subsequent investments for all accounts may be made in the amount of $50.  The minimum initial investment amount for Class I shares is $1,000,000 for all accounts.

a)
Voting Rights:  Shareholders are entitled to one vote for each share held on the record date for any action requiring a vote by the shareholders and a proportionate fractional vote for each fractional vote held.  Shareholders of the Trust will vote in the aggregate and not by Fund or Class except as otherwise expressly required by law or when the Trustees determine that the matter to be voted upon affects only the interests of the shareholders of a particular Fund or Class.

3.	Expense Allocations

The expenses incurred pursuant to the Rule 12b-1 Plan will be borne by Class A shareholders and constitute an expense allocated to that specific Class.  The expenses incurred pursuant to the shareholder servicing plan will be borne by Class A shareholders and constitute an expense allocated to that specific Class.

4.	Exchange Features

Shares of each Fund may be exchanged for shares of the same Class of any other Fund, subject to minimum purchase requirements.

5.	Board Review

The Board of Trustees of the Trust shall review the Plan as it deems necessary.  Prior to any material amendment(s) to the Plan with respect to any of the Fund’s shares, the Trust’s Board of Trustees, including a majority of the Trustees that are not interested persons of the Trust, shall find that the Plan, as proposed to be amended (including any proposed amendments to the method of allocating class and/or fund expenses), is in the best interest of each class of shares of the Fund individually and the Fund as a whole.  In considering whether to approve any proposed amendment(s) to the Plan, the Trustees of the Trust shall request and evaluate such information as they consider reasonably necessary to evaluate the proposed amendment(s) to the Plan.

6.	Effectiveness

This Plan shall become effective with respect to each Class (a) to the extent required by Rule 18f-3, after approval by a majority vote of: (i) the Trust’s Board of Trustees (“Board”); (ii) the members of the Board who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of the Trust’s Plan, and (b) upon execution of an exhibit adopting this Plan with respect to such Class. This Amended and Restated Multiple Class Plan is adopted by Advisors Series Trust with respect to the Classes of the Fund(s), a series of Advisors Series Trust, as set forth on Exhibit A attached hereto.

WITNESS the due execution hereof as of the 31st day of December, 2014.

ADVISORS SERIES TRUST

By: /s/Douglas G. Hess

Title: President

Date: December 31, 2014

EXHIBIT A

AMENDED AND RESTATED MULTIPLE CLASS PLAN

ADVISORS SERIES TRUST
on behalf of the funds managed by
Pacific Income Advisers, Inc.

Fund Name:	Minimum Investment	Maximum Initial Sales Charge	Maximum CDSC	Maximum Rule 12b-1 Fee	Maximum Shareholder Servicing Fee	Redemption Fee
PIA High Yield Fund	Regular and Retirement Accounts
Class A	$1,000	4.00%	None	0.25%	0.15%	None
Institutional Class	$1,000,000	None	None	None	None	None

PIA Short Duration Bond Fund
Class A	$1,000 ($500 for AIP accounts)	2.50%	None	0.25%	None	None
Class I	$1,000,000	None	None	None	None	None

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